08029482

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 03 2008
Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67133

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Guardian, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1209 East Garrison Blvd.
(No. and Street)

Gastonia (City) North Carolina (State) 28054 (Zip Code)

PROCESSED
MAR 2 4 2008
E THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, PLLC
(Name – *if individual, state last, first, middle name*)

200 E. Broad Street (Address) Greenville (City) South Carolina (State) 29601 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 3 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/11

AB 3/24

OATH OR AFFIRMATION

I, Michael Fayed, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Guardian, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

Lisa M. Guffey Commission Exp: 09/10/2011
Notary Public

LISA M. GUFFEY NOTARY PUBLIC GASTON COUNTY, N.C.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL GUARDIAN, LLC

REPORT ON FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

(Pursuant to paragraph (d) of Rule 17a-5
of the Securities and Exchange Act of 1934)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

ANNUAL AUDITED REPORT

DECEMBER 31, 2007

Capital Guardian, LLC
(Name of Respondent)

1209 E. Garrison Blvd
Gastonia, North Carolina 28054
(Address of principal executive office)

Mr. Mike Fayed
Principal
Capital Guardian, LLC
1209 E. Garrison Blvd
Gastonia, North Carolina 28054

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

CAPITAL GUARDIAN, LLC
GASTONIA, NORTH CAROLINA

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Capital Guardian, LLC
Gastonia, North Carolina

We have audited the accompanying statement of financial condition of Capital Guardian, LLC as of December 31, 2007 and the related statements of operations, changes in members' equity, and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Guardian, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 9 - 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elliott Davis, PLLC

Greenville, South Carolina
February 15, 2008

CAPITAL GUARDIAN, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash and cash equivalents:		
Interest-bearing deposits	$	37,992
Non-interest bearing deposits		57,262
Accounts receivable		3,360
Office furniture and equipment, net of accumulated depreciation of $3,622.		205
Deposit with clearing firm		25,000
Due from related party		11,660
Prepaid expenses		3,328
Total assets	**$**	**138,807**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	3,736
Unearned revenue		418
Total current liabilities		4,154
MEMBERS' EQUITY		
Contributed capital - authorized 100 units, issued and outstanding 100 units		100,000
Retained earnings		34,653
Total members' equity		134,653
Total liabilities and members' equity	**$**	**138,807**

The accompanying notes are an integral part of these financial statements

CAPITAL GUARDIAN, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2007

REVENUES	
Commission income	$ 1,528,428
Other	335,961
Total revenues	1,864,389
EXPENSES	
Employee compensation and benefits	1,315,915
Occupancy and equipment	17,665
Rent	70,385
Broker dealer charges	101,660
Insurance	25,520
Professional fees	115,702
License and registration fees	13,879
Telephone	15,360
Other general and administrative	145,755
Total expenses	1,821,841
Net income	**$ 42,548**

The accompanying notes are an integral part of these financial statements

CAPITAL GUARDIAN, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the year ended December 31, 2007

	Contributed Capital		Retained Earnings		Total Members' Equity	
December 31, 2006	$	100,000	$	(3,845)	$	96,155
Net Income		-		42,548		42,548
Member distributions		-		(4,050)		(4,050)
December 31, 2007	**$**	**100,000**	**$**	**34,653**	**$**	**134,653**

The accompanying notes are an integral part of these financial statements

CAPITAL GUARDIAN, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2007

OPERATING ACTIVITIES		
Net income	$	42,548
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		2,527
Net change in operating assets and liabilities		
Accounts receivable		(3,360)
Prepaid expenses		7,672
Due from related party		(27,665)
Accounts payable		3,736
Unearned revenue		418
Net cash provided by operating activities		25,876
FINANCING ACTIVITIES		
Distributions paid		(4,050)
Net cash used for financing activities		(4,050)
Net increase in cash		21,826
CASH, BEGINNING OF YEAR		73,428
CASH, END OF YEAR	**$**	**95,254**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	**$**	**317**

The accompanying notes are an integral part of these financial statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Business Activity and Regulation

Capital Guardian LLC (the "Company") is a registered broker/dealer licensed in 24 states serving the Charlotte region of North Carolina, principally Gaston County, and is a member of the Financial Industry Regulatory Authority ("FINRA"), a self regulatory organization formed in 2007 to replace the National Association of Securities Dealers, Inc. ("NASD"). The Company began operations as a registered broker/dealer on May 31, 2006. Prior to its approval with NASD on April 6, 2006, the Company was functioning as a branch office of Raymond James Financial Services, a securities broker/dealer.

The Company is an introducing broker/dealer and utilizes a third party as its clearing firm. The securities purchased or sold through the clearing firm are not insured by the Federal Deposit Insurance Corporation ("FDIC") or any other federal or state deposit guarantee fund, and are subject to investment risk, including possible loss of the principal invested.

Beginning in May, 2006, the Company began operations as an independent securities broker/dealer under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3 of the Securities and Exchange Commission and, accordingly, will be exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Cash equivalents

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents.

Recognition of revenue

Commissions earned on sales and purchases of securities for customers are recorded on the date the transaction is executed, otherwise referred to as the "trade date".

Office furniture and equipment

Office furniture and equipment are carried at cost, with depreciation being provided primarily using the straight-line method over the assets' estimated useful lives from 5 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income taxes

Limited liability companies are essentially taxed as partnerships, with net income or loss flowing through to the members' individual tax returns. Accordingly, no provision for income taxes is reflected in the Company's financial statements.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company has a related party in McMahan & Associates ("McMahan"), the Company's Registered Investment Advisor ("RIA"). Both entities are under common ownership. During 2006, the Company entered into a Management Services Agreement with McMahan to share operational expenses based on a ratio of total client assets under management by both companies. As such, management has determined that the Company has approximately 71% and McMahan has approximately 29% of all client assets held under management at year end. Under the agreement, McMahan acts as the paymaster for all shared services.

At the end of each month, McMahan invoices the Company for its share of monthly expenses as outlined above. At that time the, money is transferred from the Company to McMahan in the amount of the invoice. For the year ended December 31, 2007, the amount of expenses reimbursed by the Company to McMahan was approximately $1,452,000. The outstanding receivable related to these transactions was $11,660 at December 31, 2007. This receivable was the result of an overpayment by the Company in anticipation of the December 31, 2007 charges.

NOTE 3 – DEPOSIT WITH CLEARING FIRM

The Company clears certain of its proprietary and customer transactions through its clearing firm, on a fully disclosed basis. The clearing firm requires that the Company maintain a minimum balance of $25,000, which serves as a "good faith" deposit, used in the instance of a possible trade loss or failure incurred by the Company.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

As of December 31, 2007, the Company had net capital of $ 119,460 under Rule 15c3-1, which was $114,460 in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was .03 to 1.

NOTE 5 – OFF-STATEMENT OF FINANCIAL CONDITION AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customers' securities transactions are cleared on a fully disclosed basis by its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company does not anticipate nonperformance by customers or its clearing brokers. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2007

CAPITAL GUARDIAN, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007

TOTAL MEMBERS' EQUITY	$ 134,653
ADD	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	134,653
DEDUCT	
Nonallowable assets	
Due from related party	11,660
Prepaid expenses	3,328
Book value of office furniture	205
NET CAPITAL	$ 119,460

Computation of basic net capital requirement:

Minimum net capital required (greater of $5,000 or .32% of aggregate indebtedness)	$ 5,000
Excess net capital	$ 114,460

Aggregate indebtedness:

Accounts payable and unearned revenue	$ 4,154
Ratio, aggregate indebtedness to net capital	.03 to 1

Note: There are no material differences between amounts presented in the computation of net capital set forth above and the amounts as reported in the Company's unaudited Part II-A Focus report as of December 31, 2007.

CAPITAL GUARDIAN, LLC.
DECEMBER 31, 2007

SCHEDULE II

Computation for Determination of Reserve Requirements Under Rule 15c3-3
December 31, 2007

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

SCHEDULE III

Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2007

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

INDEPENDENT AUDITOR'S
REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members
Capital Guardian, LLC
Gastonia, North Carolina

In planning and performing our audit of the financial statements of Capital Guardian, LLC for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United State of America, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control activities, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate on December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and it is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, PLLC

Greenville, South Carolina
February 15, 2008

END